

Harsh Singh PhD · 3rd

Data Science Professional

Oshkosh, Wisconsin · 500+ connections · Contact info



Oshkosh Corporatio



University of Wiscor Madison

Featured



harsh29320 (Harsh Singh)

GitHub

harsh29320 has 11 repositories available. Follow their co GitHub.

Experience



Data Scientist

Oshkosh Corporation

May 2018 – Present · 2 yrs 6 mos

Oshkosh, Wisconsin Area



Data Science Mentor

Springboard

Aug 2018 – Present · 2 yrs 3 mos



Co-Founder
GetJobzz · Full-time
Oct 2019 – Present · 1 yr 1 mo



Data Scientist
US Environmental Protection Agency (EPA)
Apr 2016 – May 2018 · 2 yrs 2 mos

Obtain and clean several years of data, perform exploratory data analysis and use machine learning to develop predictive models for forecasting using Python and R.

Used PySPARK to process 10 years of water level data, developed Hive and Pig Scri …see mor



Postdoctoral Research Fellow
University of Florida
Feb 2015 – Mar 2016 · 1 yr 2 mos
Homestead, FL

Applied signal processing to time series data of 5 years (150MB), using peak-finding algorithm performed Kolmogorov-Smirnov test and principal component analysis (PCA) for variable reduction.

Performed complex pattern recognition of time series data and forecast through the ARMA and ARIMA models and exponential smoothening for multivariate time series data.

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Education



University of Wisconsin-Madison
Doctor of Philosophy - PhD, Biological Systems Engineering
2010 – 2015

Developed Artificial Neural Network, Regression and Physically based models

Auburn University
Master's degree, Forestry
2008 – 2010

Focus on Statistical Analysis and Regression modelling

G.B. Pant University of Agriculture and Technology

Bachelor's degree, Agricultural Engineering
2002 – 2006



Springboard
Data Science Career Track, Data Science
2017

Worked on data science boot camps, capstone projects using Python, SQL and SPARK

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Licenses & certifications



Data Science Career Track
Springboard
Issued Jul 2017 · No Expiration Date
Credential ID 57593



Data Science Associate (EMCDSA)
Dell EMC
Issued Mar 2017 · No Expiration Date
Credential ID 7RJFCPHTDFV1125V



Certification Big Data Hadoop Developer Course
ZaranTech
Issued Jan 2016 · Expired Jun 2016

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Skills & Endorsements

Python · 5

 Endorsed by **Abhishek Das, who is highly skilled at this**

 Endorsed by **2 of Harsh's colleagues at Springboard**

SQL · 4

Abhishek Das and 3 connections have given endorsements for this skill

PySPARK · 2

Victoria Edelman and 1 connection have given endorsements for this skill

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